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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------
                              CBI INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)
                                 PRAXAIR, INC.
                              PX ACQUISITION CORP.
                                   (BIDDERS)
      COMMON STOCK, $2.50 PAR VALUE PER SHARE (AND THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                                  124800-10-3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               DAVID H. CHAIFETZ
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                                 PRAXAIR, INC.
                             39 OLD RIDGEBURY ROAD
                        DANBURY, CONNECTICUT 06810-5113
                                 (203) 837-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------
                                   Copies to:
                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
                           CALCULATION OF FILING FEE
      ----------------------------------------------------------
       TRANSACTION VALUATION*             AMOUNT OF FILING FEE**
      ----------------------------------------------------------
          $1,433,700,704                       $286,740.14
      ----------------------------------------------------------
      ----------------------------------------------------------
      * FOR THE PURPOSE OF CALCULATING THE FILING FEE ONLY.
       THIS CALCULATION ASSUMES THE PURCHASE OF 44,803,147 SHARES (AND ASSOCIATED RIGHTS) OF COMMON STOCK, PAR
       VALUE $2.50 PER SHARE ("SHARES"), OF CBI INDUSTRIES,
       INC. (THE "COMPANY") (EQUAL TO THE SUM OF (I) 38,206,403 SHARES ISSUED AND OUTSTANDING AS OF JUNE 30, 1995, ACCORDING TO THE COMPANY, (II) 5,272,044 SHARES RESERVED FOR ISSUANCE UPON CONVERSION OF THE ISSUED AND OUTSTANDING SHARES OF $2.27 CONVERTIBLE VOTING PREFERRED STOCK, PAR VALUE $1.00 PER SHARE, ACCORDING TO THE COMPANY, AND (III) 1,324,700 SHARES SUBJECT TO ISSUANCE UPON EXERCISE OF OPTIONS FOR SHARES, ACCORDING TO THE COMPANY), AT $32 PER SHARE.
      **  1/50 OF ONE PERCENT OF TRANSACTION VALUATION.

[_]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
  AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.           FILING PARTY: NOT
                                                    APPLICABLE.

  FORM OR REGISTRATION: NOT APPLICABLE.             DATE FILED: NOT
                                                    APPLICABLE.

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  CUSIP NO. 124800103


 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person


     Praxair, Inc.
     (06-1249050)
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 2.  Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                     (b) [_]

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 3.  SEC Use Only

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 4.  Sources of Funds
     WC, BK

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 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                 [_]

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 6.  Citizenship or Place of Organization

     Delaware

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 7.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     79,200
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 8.  Check if the Aggregate Amount in Row (7) Excludes                  [_]
     Certain Shares

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  9. Percent of Class Represented by Amount in Row (7)
     .0

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 10. Type of Reporting Person
     CO

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                                       2

  CUSIP NO. 124800103

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 1.  Name of Reporting Person S.S. or I.R.S. Identification
     No. of Above Person

     PX Acquisition Corp.

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 2.  Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                     (b) [_]

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 3.  SEC Use Only

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 4.  Sources of Funds
     AF

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 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(f)                                               [_]

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 6.  Citizen or Place of Organization
     Delaware

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 7.  Aggregate Amount Beneficially Owned by Each Reporting Person
     100

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 8.  Check if the Aggregate Amount in Row (7) Excludes                   [_]
     Certain Shares

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 9.  Percent of Class Represented by Amount in Row (7)
     .0

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10.  Type of Reporting Person
     CO

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                                       3

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is CBI Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 800 Jorie Boulevard, Oak Brook, Illinois, 60521-2268 (telephone number (708) 572-
7000).

  (b) This schedule relates to the offer by PX Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Praxair, Inc., a Delaware corporation ("Praxair"), to purchase all outstanding shares of Common Stock, par value $2.50 per share (the "Shares"), of the Company (including any associated Rights) at $32.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1995 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. The information set forth in the "Introduction" section of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in the "The Tender Offer--6. Price Range of the Shares; Dividends on the Shares" section of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) The information set forth in the "Introduction" and "The Tender Offer--9. Certain Information Concerning the Purchaser and Praxair " sections of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

  (e)-(f) None of the Purchaser or Praxair nor, to the best knowledge of the Purchaser and Praxair, any of the persons listed in Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the "Introduction" and "The Tender Offer--11. Contacts and Transactions with the Company; Background of the Offer" sections of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the "The Tender Offer--10. Source and Amount of Funds" section of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE PARENT.

  (a)-(g) The information set forth in the "Introduction," "The Tender Offer--
7. Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations" and "The Tender Offer--12. Purpose of the Offer; Plans for the Company" sections of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the "The Tender Offer--11. Contacts and Transactions with the Company; Background of the Offer" section of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  Not applicable.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the "The Tender Offer--16. Fees and Expenses" section of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN PARENTS.

  The information set forth in the "The Tender Offer--9. Certain Information Concerning the Purchaser and Praxair" section of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b)-(c) The information set forth in the "The Tender Offer--15. Certain Legal Matters" section of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in the "The Tender Offer--7. Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations" section of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in the "The Tender Offer--12. Purpose of the Offer; Plans for the Company" section of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Offer to Purchase dated November 3, 1995.

(a)(2) Letter of Transmittal with respect to the Shares (and associated Rights).

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Form of letter, dated November 3, 1995, from CS First Boston Corporation to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(6) Form of summary advertisement dated November 3, 1995.

(a)(7) Text of press release dated November 1, 1995.

(a)(8) Text of press release dated November 3, 1995.

(a)(9) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

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(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Complaint in Praxair, Inc. v. CBI Industries, Inc., filed in the Delaware Court of Chancery on October 30, 1995.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRAXAIR, INC.

                                             /s/ David H. Chaifetz
                                          By:__________________________________
                                             Name: David H. Chaifetz
                                             Title: Vice President, General
                                                 Counsel and Secretary

Dated: November 3, 1995

                                          PX ACQUISITION CORP.

                                             /s/ David H. Chaifetz
                                          By:__________________________________
                                             Name: David H. Chaifetz
                                             Title: President--Secretary

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                            PAGES
 -------                       -----------                         ------------
  (a)(1) Offer to Purchase dated November 3, 1995.
         Letter of Transmittal with respect to the Shares (and
  (a)(2)  associated Rights).
  (a)(3) Notice of Guaranteed Delivery.
  (a)(4) Form of letter, dated November 3, 1995, from CS First
          Boston Corporation to brokers, dealers, commercial
          banks, trust companies and other nominees.
  (a)(5) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
  (a)(6) Form of summary advertisement dated November 3, 1995.
  (a)(7) Text of press release dated November 1, 1995.
  (a)(8) Text of press release dated November 3, 1995.
  (a)(9) IRS Guidelines for Certification of Taxpayer
          Identification Number on Substitute
          Form W-9.
  (b)    Not applicable.
  (c)    Not applicable.
  (d)    Not applicable.
  (e)    Not applicable.
  (f)    Not applicable.
  (g)    Complaint in Praxair, Inc. v. CBI Industries, Inc.,
          filed in the Delaware Court of Chancery on October 30,
          1995.